# SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

## FOUR TIMES SQUARE
## NEW YORK 10036-6522

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October 1, 2008

**BY EDGAR AND EXPRESS MAIL**

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Max A. Webb, Esq.
                      Lauren Nguyen, Esq.

> **Re:     MacroShares Housing Depositor, LLC**
> **Amendments No.1 to the**
> **Registration Statements on Form S-1**
> **Filed August 6, 2008,**
> **File No. 333-151522**
> **File No. 333-151523; and**
>
> **Amendment No. 2 to each of the above-referenced**
> **Registration Statements**
> **Filed September 30, 2008.**

Ladies and Gentlemen:

Set forth below are the responses of MacroShares Housing Depositor, LLC (the "*Company*") to the comment letter of the Staff of the Securities and Exchange Commission (the "*Staff*") dated August 6, 2008 (the "*August 2008 Comment Letter*") that was received with respect to the Company's above-referenced Registration Statements, File No. 333-151522 and 333-151523. Enclosed herewith are copies of Amendment No. 2 to each of these Registration Statements (each, "*Amendment No. 2*").

For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto. Page numbers and section references indicate the location of our revisions contained in the prospectus for the MacroShares Major Metro Housing Up Shares (the "Up Prospectus") that is part of Amendment No. 2 to Registration Statement, File No. 333-151522. Conforming changes have also been made in the prospectus for the MacroShares Major Metro Housing Down Shares (the "Down Prospectus") that is part of Amendment No. 2 to Registration Statement, File No. 333-151523. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Up Prospectus and the Down Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

## General

1. **Per our comments, please make conforming changes to both registration statements.**

   We have made conforming changes to both registration statements.

2. **We note that the MacroShares will initially be sold by means of auctions which are different from the distribution channels which your companion products used. Please tell us the reasons for the change in the distribution method. If there is precedent that you are using in regards to this distribution method, please describe such precedent in your response.**

   The Company has engaged W.R. Hambrecht + Co., LLC to conduct and manage an "OpenCross auction" using a modified version of its proprietary "OpenIPO" auction system. The system has previously been used in other offerings. For example, it was used in the initial public offering of the stock of Interactive Brokers Group, Inc. The prospectus for this offering can be found on edgar at

   > http://www.sec.gov/Archives/edgar/data/1381197/00010
   > 4746907003598/a2175861zs-1a.htm.

   The bids received in the OpenCross auction will determine the public offering price for both the Up and Down MacroShares. The Company expects the OpenCross auction process to be a more fair and equitable process for determining these public offering prices and, hopefully, for reflecting investors' expectations about the long-term performance of the Up and Down MacroShares rather than simply the current level of the reference index. Furthermore, the OpenCross auction is expected to result in an initial creation of Paired Shares that is significantly larger than the Paired Issuance process which has been used previously, thereby ensuring greater initial liquidity for investors. Following the OpenCross auction, Paired Shares will continue to be created using the Paired Issuance method that is described in the prospectus.

## Cover

3. **We note that quarterly distributions of net income will be declared on certain distribution dates for the trusts. Please revise to explain when quarterly distributions will actually be made by the trusts.**

   Please see revisions made on the cover of the Up Prospectus in response to this comment.

**Termination Triggers, page 21**

4. **Please see the third paragraph and references to the termination trigger for certain circumstances after "several" calculation periods. Revise to define how "several" will be defined.**

Please see revisions made on pages 20 and 58 of the Up Prospectus in response to this comment.

* * * * *

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,



Richard F. Kadlick

cc:    Division of Investment Management
       Mr. Brian Murphy